UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange of 1934

(Amendment No. 3)

Afya Limited

(Name of Issuer)

Class A Common Shares, par value $0.00005 per share

(Title of Class of Securities)

G01125106

(CUSIP Number)

Denise Abel
Bertelsmann SE & Co. KGaA
Carl-Bertelsmann-Strasse 270
33311 Gütersloh, Germany

with copies to:

Michael Davis, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G01125106

1	NAME OF REPORTING PERSON Bertelsmann SE & Co. KGaA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 29,074,134
	9	SOLE DISPOSITIVE POWER 29,074,134
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,074,134(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAME OF REPORTING PERSON Erste WV Gütersloh GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 29,074,134
	9	SOLE DISPOSITIVE POWER 29,074,134
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,074,134(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Aggregate amount beneficially owned by Bertelsmann SE & Co. KGaA (“Bertelsmann”) and Erste WV Gütersloh GmbH, a wholly-owned direct subsidiary of Bertelsmann (collectively, the “Reporting Person”) consists of 29,074,134 Class B common shares held of record by the Reporting Person. Each Class B common share held of record by the Reporting Person is convertible into one Class A common share at the option of its holder at any time.
(2)	Represents the quotient obtained by dividing (a) the number of Class B common shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 47,920,068 Class A common shares outstanding as of December 31, 2021 as reported by the Issuer in its Current Report on Form 6-K, filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2022, and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person. As of December 31, 2021, the number of Class A common shares outstanding was 47,920,068 and the percentage beneficially owned was 32.5%.
(3)	Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.

Explanatory Note

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person on August 10, 2021 (the “Original Schedule 13D”, as further amended on March 4, 2022, “Amendment No. 1”, as further amended on April 18, 2022, “Amendment No. 2”, and, as amended and supplemented by this Amendment, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D or Amendment No. 1. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D. This Schedule 13D relates to the Class A common shares, par value $0.00005, of Afya Limited, an exempted liability company incorporated under the laws of the Cayman Islands (the “Issuer”), having its registered offices at Alameda Oscar Niemeyer, No. 119, Salas 502, 504, 1,501 and 1,503, Vila da Serra, Nova Lima, Minas Gerais Brazil.

Item 3.	Source and Amount of Funds or Other Consideration

This Amendment No. 3 amends and supplements Item 1 of the Original Schedule 13D by adding the following:

Pursuant to the terms of a Share Purchase Agreement, dated April 22, 2022 (the “SPA”), by and among Nicolau Carvalho Esteves, Rosângela de Oliveira Tavares Esteves, NRE Capital Ventures Ltd (together with Nicolau Carvalho Esteves and Rosângela de Oliveira Tavares Esteves, the “Esteves Shareholders”), and Erste WV Gütersloh GmbH (“Erste”), the Esteves Shareholders agreed to sell and Erste agreed to purchase an aggregate amount of 6,000,000 Class B common shares (the “Transaction”) subject to certain closing conditions contained therein including the approval of the Amended and Restated Memorandum and Articles of Association discussed below.

Concurrently with the closing of the Transaction, Bertelsmann will enter into a Second Amended and Restated Shareholders’ Agreement (the “Amended and Restated Shareholders’ Agreement”) with the Esteves Shareholders and Renato Tavares Esteves, Lílian Tavares Esteves de Carvalho and Vanessa Tavares Esteves (solely as successors). Pursuant to such Amended and Restated Shareholders’ Agreement, Bertelsmann will agree to certain arrangements with respect to its Class B common shares. By virtue of the Amended and Restated Shareholders’ Agreement and the obligations and rights thereunder, the Reporting Person in this Schedule 13D and the Esteves Shareholders may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. The Reporting Person expressly disclaims beneficial ownership over any Class A common shares that it may be deemed to beneficially own solely by reason of the Amended and Restated Shareholders’ Agreement. Further, in connection with the Transaction, the Issuer will amend its memorandum and articles of association (the “Amended and Restated Memorandum and Articles of Association”). The Amended and Restated Memorandum and Articles of Association will, among other amendments, be amended so the Reporting Person will have the right to designate a co-chair of the board and up to seven directors of the board (which size will be increased to a total of 14 with either the co-chair or a director designated by the Reporting Person having the casting vote in the event of a tie) of the Issuer in addition to certain other rights set forth therein.

The foregoing descriptions of the SPA, Amended and Restated Shareholders’ Agreement, and Amended and Restated Memorandum and Articles of Association do not purport to be complete and are qualified in their entirety by reference to the copies included as Exhibit 99.1 to this Schedule 13D.

Item 4.	Purpose of Transaction.

This Amendment No. 3 amends and supplements Item 4 of the Original Schedule 13D (as amended by Amendment No. 1 and Amendment No. 2) as follows:

The information set forth in Item 3 of this Amendment No. 3 is incorporated herein by reference.

The Reporting Person acquired the Class B common shares for investment purposes, subject to the following:

The Reporting Person intends to review its holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Class B common shares and class A common shares, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing its investment in the Issuer.

The Reporting Person currently intends to subsequently purchase shares of Class A common Shares from certain members of management. There are no assurances that the Reporting Person will purchase such shares or as to the timing of such purchase.

Except as set forth in this statement, the Reporting Person does not have any plan or proposal that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

This Amendment No. 3 amends and supplements Item 5 of the Original Schedule 13D (as amended by Amendment No. 1 and Amendment No. 2) as follows:

The information set forth in Item 3 of this Amendment No. 3 is incorporated herein by reference.

(a)-(b)

See items 7 to 11 and 13 for each of Bertelsmann and Erste on pages 2 and 3 of this Schedule 13D, which information is incorporated by reference herein.

As a result of the Transaction, the Reporting Person acquired beneficial ownership of 6,000,000 Class B common shares, representing approximately 11.1% of the outstanding Class A common shares (computed on an as converted basis) as of December 31, 2021, as reported on the Current Report on Form 6-K filed by the Issuer with the Commission on March 31, 2022.

(c)

Other than as described in Item 3 above, neither Bertelsmann, nor, to its knowledge, any of the persons set forth on Schedule A, has effected any transaction in Class B common shares during the past sixty (60) days.

Other than as described in Item 3 above, neither Erste, nor, to its knowledge, any of the persons set forth on Schedule B, has effected any transaction in Class B common shares during the past sixty (60) days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 of this Amendment No. 3 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Share Purchase Agreement, dated April 22, 2022, by and between the Erste and the Esteves Shareholders.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2022

BERTELSMANN SE & CO. KGAA

By:	/s/ Michael Kronenburg

Name: Michael Kronenburg
Title: SVP Corporate Legal

By:	/s/ Denise Abel

Name: Denise Abel
Title: SVP Corporate Legal

ERSTE WV GÜTERSLOH GMBH

By:	/s/ Michael Kronenburg

Name: Michael Kronenburg
Title: Director

By:	/s/ Denise Abel

Name: Denise Abel
Title: Director